Aflac Incorporated 2016 Form 10-K
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	2016	2015	2014	2013	2012
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$2,659	$2,533	$2,951	$3,158	$2,866
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	411,471	430,654	451,204	464,502	466,868
Dilutive effect of share-based awards	2,450	2,518	2,796	2,906	2,419
Weighted-average outstanding shares used in the computation of earnings per share - diluted	413,921	433,172	454,000	467,408	469,287
Earnings per share:
Basic	$6.46	$5.88	$6.54	$6.80	$6.14
Diluted	6.42	5.85	6.50	6.76	6.11